FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month March, 2008

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      [X]            Form 40-F      [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-                    .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Press Release dated March 4, 2008, captioned “Tata Communications Rolls out World’s Largest Commercial WiMAX Network with Telsima”.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 1, 2007. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/s/ Rajiv Dhar
	Name :	Rajiv Dhar
March 4, 2008	Title :	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/12902

4 March 2008

Sir,

Sub: Press Release “Tata Communications Rolls Out World’s Largest Commercial WiMAX Network with Telsima”

Please find sent herewith a copy of the press release on the captioned subject issued today.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Rishabh Aditya
Dy. Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan / Mr. Rajesh Chawathe, for SEC information requirements.

Tata Communications Limited

Regd. Office : LVSB Kashinath Dhuru Marg Prabhadevi Mumbai 400 028

Tel 91 22 66591965 Fax 91 22 66591962 email ; rishabh.aditya@tatacommunications.com

Tata Communications Rolls Out World’s Largest Commercial WiMAX Network with Telsima

•	Over 5000 Enterprise and Retail customers already up in ten cities; Aggressive plans to capture 200,000 customers in retail segment alone in FY 2009

•	Bangalore unwired for Retail customers; over 600 base station sectors deployed and radiating

•	Plans to roll out WiMAX in 110 cities for Enterprise and 15 Cities for Retail Segment by 2008

•	Telsima WiMAX solutions selected for the largest deployment; 3000 base station sectors being deployed

•	Telsima WiMAX solutions selected based on advanced wireless technologies; Largest WiMAX STC/MRC network ever deployed

SUNNYVALE, California, March 4, 2008 – Tata Communications, a leading global provider of a new world of communications, has selected Telsima Corporation, a global player in WiMAX systems to provide WiMAX solutions for Tata Communications broadband wireless network in India. Tata Communications is the first to launch broadband services on the WiMAX platform on a large scale for retail consumers in India.

In the initial phase, Tata Communications’ WiMAX network will offer Broadband Internet access and content services to enterprise and residential customers in Delhi, Mumbai, Pune, Bangalore, Chennai, Hyderabad, Cochin, Chandigarh, and Kolkata. By the end of 2008 Tata Communications plans to have enabled WiMAX retail broadband service in about 15 cities.

“Tata Communications’ seeks to enrich life by enabling reliable and affordable communication anytime, anywhere”, said Shankar Prasad, President, Tata Communications’ Retail Business Unit. “To that end Tata Communications has selected Telsima to provide WiMAX infrastructure and subscriber equipment solutions to deploy our commercial WiMAX network, with 3000 base station sectors already getting deployed. This enables our customers to access video, education, music and business services. Telsima’s focus on meeting the needs of the Indian market and their commitment to deploy state-of-the-art WiMAX solutions for a competitive market such as ours prompted us to select them amongst various other solution providers. Telsima’s solution equipped with STC/MRC technology allows us to increase base station capacity thereby improving our ability to serve large number of customers with high quality and high speed broadband.”

“WiMAX enables broadband services in a cost effective, decentralized manner in India where a majority of the country is not covered by wired infrastructure. The Indian broadband market, which today serves only 3.1 million customers in a nation with a population of over 1.2 billion, is forecast to grow significantly. The scale of unmet demand coupled with the emphasis on connectivity for education and the increasing ability to purchase Internet services will ensure that WiMAX broadband networks will thrive in this market” Shankar Prasad further added.

“Inflection points create new winners”, said Alok Sharma, Telsima’s CEO. “WiMAX combines disruptions in Radio Frequency and Internet Protocol technologies to support new cost structures that enable the proliferation of wireless broadband telecommunications services into new markets. Telsima has capitalized upon this opportunity and delivered the largest and most advanced WiMAX deployments in the world.”

“Given the pent up demand for broadband Internet access, this extensive WiMAX network deployment by Tata Communications and Telsima has the potential to dramatically accelerate the adoption of true broadband services by thousands of businesses and millions of consumers in a short period of time throughout India”, said Berge Ayvazian, Chief Strategy Officer of Yankee Group. This

wireless broadband network deployment will have an even more profound impact on the country’s educational and economic development, and could rapidly enhance worker productivity, facilitate electronic commerce and improve the quality of health care services.”

In support of Tata Communications’ broadband wireless network, Telsima provided a comprehensive WiMAX solution including base station and subscriber station systems, customer provisioning system and Network Management System (NMS).

# # #

About Telsima

Telsima Corporation is the leading provider of Mobile WiMAX and WiMAX Certified Broadband Wireless Access (BWA) solutions. Telsima’s award-winning, innovative technologies offer service providers economic advantages, new business models and more capital efficient network investment profiles. The Company has supplied the largest WiMAX Certified deployments in the world, with over 10,000 base station sectors and 100,000 modems sold to Tier 1 operators in India, Eastern Europe, Russia and Africa in 2007. Telsima has been an active Principle Member of the WiMAX Forum since 2004. The Company is backed by leading Silicon Valley investors including NewPath Ventures, CMEA Ventures, New Enterprise Associates, JAFCO Asia, Intel Capital and other strategic investors. Telsima is headquartered in Sunnyvale, California with development, sales and customer support offices in Bangalore, New Delhi, Mumbai and Ljubljana, Slovenia. www.telsima.com

About Tata Communications

Tata Communications Limited along with its global subsidiaries (Tata Communications) is a leading global provider of the new world of communications. The company leverages its Tata Global Network, vertical intelligence and leadership in emerging markets, to deliver value-driven, globally managed solutions to the Fortune 1000 and mid-sized enterprises, service providers and consumers.

The Tata Communications portfolio includes transmission, IP, converged voice, mobility, managed network connectivity, hosted data center, communications solutions and business transformation services to global and Indian enterprises & service providers as well as, broadband and content services to Indian consumers. The Tata Global Network encompasses one of the most advanced and largest submarine cable networks, a Tier-1 IP network, connectivity to more than 200 countries across 300 PoPs and more than one million square feet data center space. Tata Communications serves its customers from its offices in 80 cities in 40 countries worldwide. Tata Communications has a strategic investment in South African operator Neotel, providing the company with a strong anchor to build an African footprint.

The number one global international wholesale voice operator and number one provider of International Long Distance, Enterprise Data and Internet Services in India, the company was named “Best Wholesale Carrier” at the World Communications Awards in 2006 and was named the “Best Pan-Asian Wholesale Provider” at the 2007 Capacity Magazine Global Wholesale Telecommunications Awards for the second consecutive year.

Becoming the leading integrated provider to drive and deliver a new world of communications, Tata Communications became the unified global brand for VSNL, VSNL International, Teleglobe, Tata Indicom Enterprise Business Unit and CIPRIS on February 13, 2008.

Tata Communications Ltd. is a part of the $29 billion Tata Group; it is listed on the Bombay Stock Exchange and the National Stock Exchange of India and its ADRs are listed on the New York Stock Exchange (NYSE: TCL).

www.tatacommunications.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network, failure to develop new products and services that meet customer demands and generate acceptable margins, failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services, failure to stabilize or reduce the rate of price compression on certain of the company’s communications services, failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry, and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements.

Media Contacts

Telsima:

USA:

Wolfgang Mack

Telsima Corp.

+1.408.480.8630

wolfgang.mack@telsima.com

Asia:

Sangeeta Iyer

Telsima Communications Pvt Ltd

+91 9818288376

sangeeta.iyer@telsima.com

Tata Communications:

S Ravindran

+91 922330 6610

Ravindran.s@tatacommunications.com